Kenne Ruan, CPA, P.C.

Phone: (203) 824-0441 Fax: (203) 413-6486

40 Hemlock Hollow Road, Woodbridge, CT 06525

         kruancpa@yahoo.com

August 20, 2007

Mr. Jefferey Riedler

Assistant Director

Securities and Exchange Commision

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Re:

SEC Comment Letter, Question # 50

All-State Properties L.P., File No. 0-12895

Dear Mr. Riedler:

In connection with All-State Properties L.P.’s preliminary proxy statement filed on April 6, 2007, I am writing this letter to answer Question # 50 of your comment letter dated May 3, 2007.

Our firm, Kenne Ruan, CPA, P.C., is a registrant with the Public Company Accounting Oversight Board (PCAOB) and we performed the audits on the financial statements for the years ended September 30, 2006 and 2005 of Longdan International.

The firm is located in Woodbridge, Connecticut, and Longdan International is located in Wuhan, China. Considering that all of the operations of Longdan International were conducted in China, the firm decided to hire an auditor who had solid understanding of Chinese business operations and audit experience from China to join the team. The firm combined the expertise of both Chinese and American auditors to achieve a successful audit of this engagement.

The selection of the Chinese auditor was extensive and selective. The firm had started to search for Chinese audit partners six months before the engagement actually began. The firm reviewed about ten individuals and interviewed five individuals from various locations in China. Eventually Mr. Jian Hu was hired as the firm’s employee before the engagement began.

Mr. Jian Hu is a certified public accountant registered with the Society of Certified Public Accounts of Hubei Province in China. He possessed solid knowledge of both China’s accounting principles and the accounting principles generally accepted in the United States (GAAP).  He had worked for one of the largest CPA firms in Wuhan, China, and then transferred to one of the US Big Four accounting firms in China. He had six years of various audit experience, especially in auditing on international businesses. His knowledge and experience made him one of the best candidates for this engagement.

The audit was conducted in accordance with the standards established by PCAOB that included tests of the Company’s accounting records and other procedures we considered necessary to enable us to express the opinion.  The firm used PCAOB Audit Guidelines and audit aids published by Parishioners’ Publishing Company (PPC) to ensure the required audit procedures were performed in accordance with PCAOB requirements. Mr. Jian Hu performed a portion of the fieldwork and the American auditor, Mr. Kenne Ruan also went to China for two weeks to obtain and confirm further evidential information. The fieldwork performed by the China located auditor was closely supervised by the American auditor. The balances of inventory on September 30, 2006, 2005 and October 1, 2004 (September 30, 2004 rather) were obtained from historical records and actual inventory counts with proper adjustments. The inventory count performed on September 30, 2006 was conducted by Longdan International personnel with the presence of our firm's auditor Mr. Jian Hu.

I hope I have answered your Question # 50, and I will be glad to answer other questions or concerns you may have regarding this audit.

Sincerely,

/s/Kenne Ruan, Principal

Kenne Ruan, CPA, P.C.